Exhibit 99.1

New Pacific Announces Results of the Metallurgical Test Program at its Silver Sand Project

Heap Leach Silver Recoveries of 80% – Flowsheet Demonstrates Superior Performance

VANCOUVER, BC, Oct. 19, 2021 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to announce the results from the 2020-2021 metallurgical test program at its flagship Silver Sand deposit, Bolivia.

HIGHLIGHTS:

  80% silver recovery achieved through the heap leach process method.
  Heap leach process flowsheet demonstrates significantly superior performance due to anticipated lower capital intensity and operational costs versus other alternatives to produce silver doré on site.
  Heap leach performance of oxide and transitional mineralization is similar.
  Oxide and transitional material combined comprise approximately 80% of the resource, which includes Measured and Indicated Mineral Resources of 35.39 Mt at a grade of 137 grams per tonne ("g/t") silver containing 155.85 Moz of silver and Inferred Mineral Resource of 9.84 Mt g/t silver, containing 35.55 Moz of silver (refer to the Company's news release dated April 14, 2020).
  Adoption of a heap leach process flowsheet may allow for a lower cut-off grade in the updated Mineral Resource Estimate, which will be determined through continued test work.

Dr. Mark Cruise, CEO of New Pacific, notes: "The positive results from this metallurgical program, combined with the results from the 2019 Metallurgical Study, significantly de-risk the Silver Sand Project. We anticipate the project will move forward as a low-cost, open-pit heap leach operation. The Preliminary Economic Assessment ("PEA") for the Silver Sand Project, including an updated Mineral Resource Estimate, is expected to be published in first half of 2022 and will incorporate results from our current 38,000-metre resource expansion drill program."

METALLURGICAL TEST WORK RESULTS

Metallurgical testing was completed using three representative master composite samples with grades ranging from 90 g/t to 120 g/t silver of oxide, transitional (oxide-sulphide) and sulphide (fresh) mineralization, together with six grade variability composites.

The tested material was created from over 300 core samples sourced from four metallurgical drill holes completed in the first quarter of 2020. Please refer to the Company's news release dated July 13, 2020 for further details.

A summary of the heap leach column test results and outcomes of additional work are presented below.

Heap Leach Column Test Work

  A 140-day heap leach column test was completed on approximately 100 kg of transitional master composite material using a one-half inch crush size, a sodium cyanide (NaCN or "reagent") concentration of 0.6 grams per litre ("g/l") and an irrigation rate of 10 liters per hour per metre squared ("l/hr/m2").
  At 120 days, testing achieved an 80% final recovery with a consumption of 1.2 kg/t of reagent.
  The results complement the work completed in the 2019 Metallurgical Study for heap leach of oxide material, which demonstrated recoveries of 84% and 87% for low grade and median grade oxide material, respectively. Please refer to the Company's news release dated August 20, 2019 for further details.
  Results indicate the heap leach performance of oxide and transitional material is similar, such that the two types of material may potentially be processed as a single metallurgical entity. Consequently, the oxide and transitional material will be referred to as "Transitional material".

Coarse Bottle Roll Testing

  Bottle roll testing was completed for a range of fine grinds (53 micron to 100 micron ("µm")) as well as a coarse grind of -2 millimetres ("mm").
  Tests were performed on the time of leaching, reagent concentration, effects of dissolved oxygen, and the impact of lead nitrate.
  The best conditions for fine grind were determined at 72 hours and resulted in silver recovery for oxide, transitional and sulphide material of 91%, 94% and 81%, respectively.
  The coarse grind results demonstrated good correlation to the heap leach performance.
  Bottle roll testing was also conducted on concentrates produced from flotation.

Flotation Test Work

  Tested grind size (on rougher recoveries) of 100 µm, 75 µm and 53 µm. A grind size of 75 µm was selected as the most favourable.
  Trialed flotation time, completed cleaner performance tests and locked cycle tests.
  Locked cycle tests achieved silver recoveries of 67%, 83% and 87% for oxide, transitional and fresh composite samples, respectively, to produce silver concentrate grades ranging from 12,000 g/t silver in oxide concentrate to 2,200 g/t silver in a pyrite-silver sulphide concentrate with low base metal content.

COMPARATIVE PROCESS FLOWSHEET MODELLING

The Company conducted a comparative process flowsheet modelling study to determine relative performance between several technically viable processing path solutions, as follows.

Processing options for silver doré production:

  Heap leach of all material – oxide, transitional and sulphide;
  Heap leach of Transitional Material only;
  Heap leach of low-grade material and grinding plus leaching / Merryl Crowe of higher-grade mineralization;
  Grinding plus leaching / Merryl Crowe;
  Grinding plus single stage flotation and additionally leaching the flotation tail; and
  Grinding and single stage flotation with leaching of the concentrate.

Processing options for pyrite-silver concentrate production:

  Heap leach of oxide and Transitional Material, and grinding followed by single stage flotation of the sulphide component;
  Grinding plus single stage flotation; and
  Grinding plus single stage flotation and additionally leaching the flotation tail.

Results of the comparative study indicate a heap leach operation is significantly superior to all other modeled options. This is due to several factors, including:

  Anticipated lower capital and operating costs required for a heap leach operation compared to the other potential mineral processing solutions;
  Relatively small difference in recovery for the oxide and transitional material, which forms the majority of the current Mineral Resources; and
  Potential for lower cut-off grades leading to a possible increase in mineralization available for processing.

The comparative process flowsheet modeling study was completed for the purpose of selecting a process flowsheet for the project PEA and is not intended to provide guidance on the project economics.  No mine plan or economic model of the project has been produced.  The comparative process studies were completed for the purpose of determining an optimal processing path, which determines future metallurgical testing efforts and provides a basis for the PEA analysis. Guidance on the project economics and profitability, assuming a heap leach process flowsheet, will be provided in the PEA.

Further work will focus on the optimization of a heap leach process flowsheet. This decision is supported by the large difference between the results of heap leach process modeling and the results of the next most likely processing method.

New Pacific acknowledges that a significant growth in the sulphide component of the Mineral Resource could change the comparative modelling results and subsequent potential implications of future test work.  This could potentially lead to a Phase II processing solution in the contemplated life-of-mine operation plan.

ADDITIONAL TEST WORK
Mineralogy studies and heavy media separation test work was completed at SGS Lakefield in Ontario, Canada. Mineral particle sorting test work was completed at TOMRA Sorting Solutions' facility in Wedel/Hamburg, Germany.

Mineral particle sorting and heavy media separation results demonstrated poor performance in the oxide and transitional material, but may have future applications with sulphide processing, should the size of the sulphide component of the Mineral Resources increase significantly.

SGS del Perú S.A.C. in Lima, Peru ("SGS Lima") completed grind hardness and abrasion test work, which indicated the Bond Ball Mill Index for oxide, transitional and sulphide materials would be 16.6 kilowatt-hour per dry metric tonne ("kWhr/dmt"), 14.1 kWhr/dmt, and 12.3 kWhr/dmt, respectively, and considered generally "moderate to hard" for purposes of grinding.

The abrasion index for oxide, transitional and sulphide materials is 0.31 grams ("g"), 0.33 g, and 0.37 g, respectively, which indicates that the rock is slightly abrasive. Major wear-related issues are not expected to arise from processing the material.

FUTURE METALLURGICAL WORK
An additional 115 kg of drill core coarse reject material has been delivered to SGS Lima for -2mm coarse bottle roll variability test work. The results will be used to refine the relationship between the oxidation state of the mineralization and the silver recovery in the transitional and sulphide components of the Mineral Resources. This data will also help refine the selection of composites for future anticipated prefeasibility-level column leach tests.

Additional work to support more advanced studies includes:

  Determination of the effect of crush size and irrigation rates on silver recoveries for column leach testing;
  Rock permeability testing; and
  Additional environmental characterization.

QUALIFIED PERSON
The scientific and technical information contained in this news release has been reviewed and approved by Gary DeSchutter, M.Sc., P. Geo., Manager Silver Sand Project, who is a Qualified Person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Resources ("NI 43-101").

The metallurgical work described in this news release was conducted at SGS Lima, SGS Lakefield, Ontario, Canada and TOMRA Sorting Solutions' facility in Wedel/Hamburg, Germany. The work was completed under the supervision of Andy Holloway, P.Eng., Principal Process Engineer of AGP Mining Consultants Inc. and Jillian Gong, a consultant of the Company. The final CSA Global metallurgical report was peer-reviewed by Andrew Sharp, P.Eng., FAusIMM., Principal Mining Engineering at CSA Global.

ABOUT CSA GLOBAL
CSA Global is a geological, mining and management consulting company providing strategic mining services and advice to companies in the international mining industry. Together with its parent company ERM, CSA Global has access to more than 5,500 people specializing in environmental, health, safety, risk, social and sustainability related services in over 40 countries and territories working out of over 160 offices around the world.

ABOUT SGS
SGS is one of the world's leading inspection, verification, testing and certification companies. SGS is recognized as the global benchmark for quality and integrity. With more than 89,000 employees, SGS operates a network of over 2,600 offices and laboratories around the world. Bankable flowsheets help prove the viability of a gold mining project to financers and stakeholders. SGS has, in this regard, earned a global reputation as a proven leader in the development of transparent, bankable flowsheets for a wide range of mineral and metal extraction operations.

ABOUT NEW PACIFIC
New Pacific is a Canadian exploration and development company of precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:
Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.  This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the approval of the mining association agreement for the Silverstrike Project by AJAM; the ability of the Company to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

 CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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CNW 06:55e 19-OCT-21